OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

### NFA ID  0209452    BARCLAYS BANK PLC

**FIRM CRIMINAL MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | SFO - BARCLAYS BANK PLC CASE NO. T20177251 |
| **MATTER DETAIL:** | ON MAY 21, 2018, THE SOUTHWARK CROWN COURT DISMISSED ALL OF THE CHARGES BROUGHT BY THE SERIOUS FRAUD OFFICE ("SFO") AGAINST BARCLAYS PLC AND BARCLAYS BANK PLC. ON OCTOBER 26, 2018, THE HIGH COURT DENIED THE SFO'S APPLICATION TO REINSTATE THE CHARGES AND ALL CHARGES REMAIN DISMISSED. |
| **FILED BY:** | HUMAYUNA1 |
| **FILED ON:** | 11/26/2018 1:51:26 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.